
February 10, 2022

Bihua Chen
Chief Executive Officer
Helix Acquisition Corp.
c/o Cormorant Asset Management, LP
200 Clarendon Street, 52nd Floor
Boston, MA 02116

   **Re: Helix Acquisition Corp.**
     **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
     **Filed February 3, 2022**
     **File No. 001-39630**

Dear Ms. Chen:

  We have reviewed your filing and have the following comment.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Amendment No. 3 Preliminary Proxy Statement on Schedule 14A filed on February 3, 2022

Phase 2b Clinical Trial in Psoriasis, page 192

1. We note your revisions in response to our prior comment 2 and reissue in part.  Please disclose how many patients experienced treatment-related oropharyngeal candidiasis (sonelokimab) and esophageal candidiasis (secukinumab).

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.  Please contact Jordan Nimitz at 202-551-6001 or Jeffrey Gabor at 202-551-2544 with any other questions.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc:  Joel Rubinstein, Esq.